UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41369

Osisko Development Corp.

(Translation of registrant’s name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit

99.1	Osisko Development Corp. Report of Voting Results Pursuant to Section 11.3 of National Instrument 51 102 – Continuous Disclosure Obligations – dated June 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Osisko Development Corp.
(Registrant)

Date: June 23, 2026	/s/ Laurence Farmer
Laurence Farmer
General Counsel and Vice President Strategic Development